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FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersign investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Lisa Michelle Parker dba HHM TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2537 WEBSTER AVENUE
FRB of Pennsylvania
Pittsburgh, PA 15219

Telephone Number (including area code): 412-708-0909

Name and Address of Agents for Service of Process:

TRUSTEE:Lisa Michelle Parker, Trustee: Department of Health, *
Board of Directors:
PA Registrar file No.140034-1969, Principal Financial and Accounting Officer as transfer agent:

HHM TRUST
C/O LISA MICHELLLE PARKER
2537 WEBSTER AVENUE
FRB of Pennsylvania
Pittsburgh, PA 15219

Yes this Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A. (?5(b)(1), ?2(a)(13), ?2(a)(36), ?2(a)(40))

Pursuant to the requirements of the Investment Company Act of 1940, the undersign registrant does sign this notification of registration on its behalf of the city of PITTSBURGH and state of PENNSYLVANIA on the 24TH day of August of 2018.


HHM TRUST
Signature _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
Registrant:  Lisa Michelle Parker dba HHM TRUST
Name of Sponsor: Lisa Michelle Parker
Attest: _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
Title: _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
AMENDMENT: The signature line is in error and should have been filed by me Lisa Michelle Parker*
The address is incorrect, the correct address should be*
P O Box 27059, Pittsburgh, PA 15235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549